ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2008 SEP 10 P 12:

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

08004849

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
2 September 2008 (ASX: Announcement & Media Release – NE Waller)
2 September 2008 (ASX: Financial report for the half-year 30-June 2008)
3 September 2008 (ASX: Announcement & Media Release – Stokes Bay-1)

PROCESSED
SEP 12 2008
THOMSON REUTERS

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2 September 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

NE Waller Summary

- FAR is the lead participant in this onshore NE Waller, Texas Gulf Coast exploration opportunity with a 34% working interest
- **Rig contracted for first Frio test well (Pitchford #1) to spud this month.**
- Contract for Yegua test well (Pitchford #2) to be selected early September. Drilling may precede Pitchford #1.
- Drilling locations selected from large prospect inventory
- Potential in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated
- Deeper objectives offer significant additional potential

NE Waller, Onshore US Gulf Coast (FAR 34%)

A contract has been entered into with Progress Drilling of Luling, Texas for the turnkey drilling to casing point of the Pitchford #1 well, a planned 4500' Frio test utilising a truck mounted rig. Positive results from this drilling will focus attention on the program's many shallow prospects and leads at Frio level.

The total well cost is estimated at $250,000 significantly within earlier budget estimates following a tender process designed to secure the best available option.

A contract for the Pitchford #2 well, a planned 7100' Yegua test, will be selected during early September from three bids received. Timing of this well is not firm, but may precede Pitchford #1 depending on the contractor selected.

Surface pipe for the Yegua test as well as production strings for both holes has been secured despite a tight market for these steel based products. Pipeline facilities exist within one mile of the proposed drill locations.

These first two wells have been selected from a large drilling inventory of shallow horizons. Evaluation of deeper horizons, particularly Wilcox and Midcox continues, and plans for a 15,000'+/- test will be presented in the next several weeks. Details concerning the two prospects selected as early drilling targets follow:

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.

Unit 81, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


Frio


The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.


Yegua


FAR has elected to participate in both wells..

Additional Prospects

In addition to the prospects selected for near term drilling additional prospects have been mapped. At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


N. E. WALLER 3D PROSPECT SAMPLER
Lower Wilcox
Objective | Acres | Depth (Ft.) | Content
Lower Wilcox 1,2 | 434 + 172 | 11,000 | Gas

A sizeable feature has also been mapped in the Cretaceous Glen Rose section at 23,000 feet.


N. E. WALLER 3D PROSPECT SAMPLER
Glen Rose
Strike Line
Glen Rose
Dip Line
Objective | Acres | Depth (Ft.) | Content
Glen Rose | 850 | 23,000 | Gas

Background

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

In total 22,216 gross acres (approx 17,484 net) have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for future exploration.

Primary objectives comprise multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

The 3D seismic is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

3 September 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 WELL TESTING

The Company is pleased to announce that the Parties to the Retention Lease R1 and the EP 104 Permit have unanimously agreed to undertake further testing of the Stokes Bay-1 well that was drilled by the Joint Venture in 2007. This testing programme is planned to commence in late September 2008.

The testing will attempt to provide a positive test of the reservoir fluid and character and flow capacity of the cavernous reef system in the Nullara Formation encountered by the Stokes Bay-1 well. With large mud losses in the Stokes Bay-1 well, the reservoir potential and fluid character was not positively defined during the 2007 drilling program.

The test will consist of a number of incremental steps commencing with the circulation of fresh water with surfactant (foaming detergent) to remove the heavy muds in the tubing and reduce the pressure on the formation and attempt to induce flow. Once the results of this first operation have been obtained and reviewed, the next steps in the program will be confirmed.

Interpretation of the pressure data obtained during and after the drilling of the Stokes Bay-1 well, indicated a reservoir pressure of up to 140psi above the regional water gradient which could be indicative of a hydrocarbon column, although other interpretations are possible. This anomalous pressure is from a zone over 80 metres higher than a 0.134 mmcfd gas flow with some minor oil shows in Point Torment-1, 4.5 kms to the south east. This trend could also extend up to 3kms to the north west of the well where the Pinnacle Fault curves to the west. For the trap to be effective, the Nullara trend must also be stratigraphically trapped updip to the north east by either tight limestones or lagoonal shales. If there is closure of the cavernous trend around the well it is possibly in order of some 7 km^2, based on current seismic mapping, but being a stratigraphic feature, it could extend over a much larger area.

There is drilled to date a 40 to 45 metre intersection of the Nullara limestone in Stokes Bay-1. Buru (the Operator) interprets this areal closure has the potential to be up to 17 km^2.

Please refer to the attached maps.

The participants to the Joint Venture in the EP 104 Permit and the R1 Retention Lease are:

ARC Energy Ltd (Held on behalf of Buru Energy Ltd)	38.95% (Operator)
Empire Oil & Gas N.L/Gulliver Productions Pty Ltd	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix PLC	10%
First Australian Resources Limited	**8.0%**
Indigo Oil Pty Ltd	5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Seismic cross section of the Stokes Bay-1 and Valentine-1 wells


Near Top Top Liveringa Group
Near Top Winifred Fm
Stokes Bay-1
Valentine-1
Near Top Anderson Fm
Near Top Nullara Fm
Near Top Laurel Fm
Top Nullara Formation Equivalent
Near Top Virgin Hills Fm
Interpreted area of anomalous low frequency seismic response implying well developed cavernous porosity.


Depth Structure Map
Top Nullara Formation
Possible extent of Stokes Bay stratigraphic trap (7 to 17 sq. km trend developed at edge of Nullara carbonate platform)
F84A-932
R1
Stokes Bay 1 (2294mTVDSS)
Valentine 1
5/07-8 EP
CI = 50m
KILOMETRES
Point Torment 1 Deepening (2380mTVDSS)
West Kora 1
560000M E
565000M E
570000M E
575000M E
580000M E
585000M E

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

FIRST AUSTRALIAN RESOURCES LIMITED
(ABN 41 009 117 293)

FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2008

FIRST AUSTRALIAN RESOURCES LIMITED
FINANCIAL REPORT FOR THE HALF-YEAR ENDED 30 JUNE 2008

Contents

FIRST AUSTRALIAN RESOURCES LIMITED
Directors' Report

The directors of First Australian Resources Limited submit herewith the Financial Report of First Australian Resources Limited and its subsidiaries ("the Consolidated Entity") for the half-year ended 30 June 2008. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The directors of the Company in office during or since the end of the period are:

Mr M J Evans
Mr A E Bridal
Mr C L Cavness
Mr W R Grigor (resigned 1 April 2008)

All directors held office during and since the end of the period unless otherwise stated.

REVIEW OF OPERATIONS

The loss of the Consolidated Entity for the half-year after income tax was $3,547,015 (half-year ended 30 June 2007: loss of $1,804,253).

During the half-year the Consolidated Entity continued to explore for oil and gas in Australia, North America, Senegal and China. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

North America

Sales Revenue

Revenues of $1,437,686 from oil and gas sales represented an increase of 70% compared to the previous corresponding six monthly period revenues of $847,176.

Gas prices averaged US$10.35 per thousand cubic feet compared to US$6.90 during the corresponding six month comparative period. Oil prices averaged US$107.71 per barrel compared to US$58.83 in the corresponding comparative reporting period.

The Consolidated Entity's direct share of gas sales increased by 32% to 64,163 thousand cubic feet from 48,674 thousand cubic feet while oil sales of 6,140 barrels were in line with sales in the corresponding six month comparative period of 6,098 barrels. The increased gas sales volumes were primarily attributable to production from the SL 328#9 well in Lake Long, South Louisiana which commenced production in the second half of 2007.

The impact of the increased volumes and price was offset in part by the weakening of the US dollar during the period.

NE Waller; Texas

During the period, interpretation of the 3D seismic data over NE Waller by the operator AYCO has identified multiple leads and prospects with drill targets defined from Frio level (3,000 feet) through Yegua, and down to Lower Wilcox Level (12,000 feet). Two prospects have been selected as early drilling targets with the Consolidated Entity electing to maintain its full 34% working interest in the first two wells.

The first prospect is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.

The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.

In addition to the prospects selected for near term drilling sizeable prospects have been mapped at Lower Wilcox Level (11,000 feet) and deeper Cretaceous Glen Rose section (23,000 feet).

Potential reserves in excess of 50BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

Lake Long; South Louisiana
During the period Lake Long continued to provide the Company with meaningful revenue and production.

Subsequent to the period end the Consolidated Entity commenced production from the 5500' Sand in the #6 well at Lake Long in South Louisiana (FAR interest 31.375%). The well is producing approximately 1.2 million cubic feet of gas per day on a stabilised basis.

Plans are being advanced for the drilling of a further well at Lake Long. The S.L. 328 #28 ST well is to be sidetracked out of the #28 original well bore and directionally drilled to test four sands between 6700' and 7500' that have produced in down dip wells in the field and the deeper 14 Sand at 8500'. Timing is scheduled for September 2008. The Operator estimates the 14 Sand to be capable of producing 1.5 million cubic feet of gas and 50 barrels of condensate per day.

South Grosse Tete; South Louisiana
Testing of the 12,500' zone in the Spartan Schwing #2 well, which was spudded in December 2007, was completed during the period. The zone proved to contain moveable 39 degree gravity oil of good quality with minor associated gas, but was not capable of flowing hydrocarbons at commercial rates. Initial analysis of the pressure build-up data suggest that the 12,500' zone is of very limited permeability, and may also be of limited areal extent. However, it establishes the presence of oil on the feature at this depth, and the lateral equivalents of the zone are still prospective, at the updip positions which are known to be present on the Schwing structure.

The well will now be recompleted for production testing of two prospective sands in the Lower Marg Tex section, in the interval 11,800-11,900'. The company has a 5% working interest in these sands.

Kicker Prospect; South Louisiana
The Consolidated Entity has elected to relinquish its interest in certain leases over the Kicker Prospect pending evaluation of any future proposals to complete the Alliance 3 Sand in the Marceaux-1 well by way of either sidetrack or the drilling of a new well. Costs associated with these leases have been expensed in the current period. The Company retains a 5 percent working interest in the Marceaux-1 well.

Canada
During the period, the Government of Alberta announced new royalty programs designed to offset the unintended consequences of increased state wide royalties and encourage the continued development of deep, higher-cost oil and gas reserves. These new programs apply to wells deeper than 2500 metres and will be implemented with the New Royalty Framework on 1 January 2009. Following the announcement of these measures, activity in Alberta has improved and anticipated drill dates for Karr and Wild River have been revised to the 1st and 2nd half of 2009 respectively.

Senegal
In late 2007, the processing of the 2,086 square kilometres of 3D seismic acquired offshore Senegal was completed. During the current period, technical work by the operator, Hunt Oil Company, has derived reservoir parameters that confirm a range of probabilistic oil in place estimates for a very large shelf edge closure and multiple fan systems. The shelf edge closure falls within the giant category, with mean potential exceeding a billion barrels of oil in place.

During the period the operator, commenced a global marketing campaign aimed at securing a drilling partner on the prospects defined by the 3D seismic. Potential farm-in partners have been able to access

Data rooms in both Woking in the United Kingdom and Dallas, Texas to enable the review of technical information. FAR is seeking a free carry through one well, the timing of which would depend upon a successful farm-out, rig availability and other operational parameters.

Australia
No drilling was undertaken in Australia in the current period.

The testing of the Stokes Bay-1 well is scheduled to recommence in the third quarter 2008. The well was originally completed for testing in November 2007 after intersecting a cavernous Nullara Formation limestone reservoir where all drilling fluids were lost into the formation together with high reservoir pressures being recorded. The lost circulation zone is suggestive of a porous and permeable reservoir capable of hosting hydrocarbons. The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Testing of the well was curtailed due to the onset of the Kimberley wet season.

China, Beibu Gulf
Work is continuing on the front-end engineering and design studies (FEED) and overall development plan (ODP) for the 6-12 / 6-12 South and 12-8 West oil fields for submission to Chinese authorities. The joint venture anticipates making a final investment decision and to commence development in the second half of 2008.

The development envisages two well head platforms delivering oil to a floating production storage and off take vessel (FPSO) commencing 2010. The design of the development will also accommodate the anticipated development of the four oil fields (12-2-1, 12-8 West, 12-8 East, 12-3-1) discovered in the southern part of the lease by previous operators.

During the half-year, two exploration wells were drilled by the joint venture. Neither of these wells encountered commercial quantities of hydrocarbons and the costs associated with drilling these wells have been expensed in the current period.

Working Capital
Subsequent to the period end the Company announced a new placement of shares at 8 cents to sophisticated investors to raise up to $4 million before costs. At the date of this reported the Company has allotted 38,750,000 ordinary shares under this placement, raising $3.1 million before costs.

In addition, the Company has successfully completed a share purchase plan which has raised $1.08 million before costs at an issue price of 8 cents per share.

The funds raised by the placement and share purchase plan are to be used predominantly to fund the Consolidated Entity's upcoming exploration program as outlined above.

AUDITOR'S INDEPENDENCE DECLARATION
In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 6 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 1 September 2008.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
Suite B1, Tempo Offices
431 Roberts Road
SUBIACO WA 6008

1 September 2008

Dear Board Members,

Auditor's independence declaration to First Australian Resources Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead partner for the review of the financial statements of First Australian Resources Limited for the half year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountant

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of First Australian Resources Limited

We have reviewed the accompanying half-year financial report of First Australian Resources Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, cash flow statement, statement of changes in equity for the half-year ended on that date, selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year as set out on pages 9 to 15.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of First Australian Resources Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Deloitte.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of First Australian Resources Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 1 September 2008

FIRST AUSTRALIAN RESOURCES LIMITED
Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Consolidated Entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 1 September 2008

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Income Statement
For the half-year ended 30 June 2008

	Note	Half-year ended 30 June 2008 $	30 June 2007 $
Revenue	3	1 624 986	1 208 063
Other income		-	6 780
Direct operating costs		(434 421)	(367 560)
Depreciation and amortisation expense		(300 140)	(753 576)
Exploration expense		(2 566 582)	64 970
Impairment of oil and gas properties		(223 335)	-
Finance costs		(458 180)	(451 215)
Employee benefits expense		(443 900)	(976 523)
Consulting expense		(411 572)	(171 934)
Foreign exchange loss		(3 245)	(3 609)
Other expenses		(330 626)	(359 649)
Loss before income tax		**(3 547 015)**	**(1 804 253)**
Income tax expense		-	-
Loss from continuing operations		**(3 547 015)**	**(1 804 253)**
Loss for the half-year attributable to members of First Australian Resources Limited		**(3 547 015)**	**(1 804 253)**
		Cents	**Cents**
Loss per share:			
Basic loss per share		(0.73)	(0.43)
Diluted loss per share		(0.73)	(0.43)

Notes to the condensed consolidated financial statements are included on pages 14 to 15.

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Balance Sheet
As at 30 June 2008

	Note	30 June 2008 $	31 December 2007 $
ASSETS			
Current assets			
Cash and cash equivalents		3 847 765	8 493 536
Trade and other receivables		528 599	316 264
Other financial assets		49 930	28 626
Other		5 517	22 446
Total current assets		**4 431 811**	**8 860 872**
Non-current assets			
Property, plant and equipment		521 156	691 282
Oil and gas properties		24 073 054	23 774 277
Total non-current assets		**24 594 210**	**24 465 559**
Total assets		**29 026 021**	**33 326 431**
LIABILITIES			
Current liabilities			
Trade and other payables		314 971	478 552
Borrowings	4	5 583 538	5 506 797
Provisions		137 730	127 646
Total current liabilities		**6 036 239**	**6 112 995**
Non-current liabilities			
Provisions		41 371	40 752
Total non-current liabilities		**41,371**	**40 752**
Total liabilities		**6 077 610**	**6 153 747**
Net assets		**22 948 411**	**27 172 684**
EQUITY			
Issued capital		62 546 989	62 546 989
Reserves		(279 319)	397 939
Accumulated losses		(39 319 259)	(35 772 244)
Total equity		**22 948 411**	**27 172 684**

Notes to the condensed consolidated financial statements are included on pages 14 to 15.

FIRST AUSTRALIAN RESOURCES LIMITED
Condensed Consolidated Statement of Changes in Equity
For the half-year ended 30 June 2008

	Share capital	Reserves				Accumulated Losses	Total Attributable to equity holders of the parent
		Option Reserve	Equity component on convertible notes	Foreign currency translation reserve	Total Reserves		
	$	$	$	$	$	$	$
Balance at 1 January 2007	53 639 210	331 705	496 330	(236 277)	591 758	(32 058 744)	22 172 224
Exchange differences arising on translation of foreign operations	-	-	-	(496 776)	(496 776)	-	(496 776)
Net income/(expense) recognised directly in equity	-	-	-	**(496 776)**	**(496 776)**	-	**(496 776)**
Loss for the period	-	-	-	-	-	(1 804 253)	(1 804 253)
Total recognised income and expense	-	-	-	**(496 776)**	**(496 776)**	**(1 804 253)**	**(2 301 029)**
Issue of shares	9 466 531	-	-	-	-	-	9 466 531
Share issue costs	(558 659)	-	-	-	-	-	(558 659)
Share based payments	-	607 500	-	-	607 500	-	607 500
Balance at 30 June 2007	**62 547 082**	**939 205**	**496 330**	**(733 053)**	**702 482**	**(33 862 997)**	**29 386 567**
Balance at 1 January 2008	62 546 989	1 035 205	496 330	(1 133 596)	397 939	(35 772 244)	27 172 684
Exchange differences arising on translation of foreign operations	-	-	-	(929 258)	(929 258)	-	(929 258)
Net income/(expense) recognised directly in equity	-	-	-	**(929 258)**	**(929 258)**	-	**(929 258)**
Loss for the period	-	-	-	-	-	(3 547 015)	(3 547 015)
Total recognised income and expense	-	-	-	**(929 258)**	**(929 258)**	**(3 547 015)**	**(4 476 273)**
Issue of shares	-	-	-	-	-	-	-
Share issue costs	-	-	-	-	-	-	-
Share based payments	-	252 000	-	-	252 000	-	252 000
Balance at 30 June 2008	**62 546 989**	**1 287 205**	**496 330**	**(2 062 854)**	**(279 319)**	**(39 319 259)**	**22 948 411**

Notes to the condensed consolidated financial statements are included on pages 14 to 15.

FIRST AUSTRALIAN RESOURCES LIMITED

Condensed Consolidated Cash Flow Statement

For the half-year ended 30 June 2008

	Half-year ended	
	30 June 2008 $	**30 June 2007 $**
Cash flows from operating activities		
Receipts from customers	1 166 095	936 465
Payments to suppliers and employees	(1 426 170)	(1 224 991)
Interest and other costs of finance paid	(288 029)	(297 376)
Net cash used in operating activities	**(548 104)**	**(585 902)**
Cash flows from investing activities		
Interest received	195 354	345 143
Payments for oil and gas properties	(4 056 080)	(9 883 911)
Payments for property, plant and equipment	(154 420)	(53 039)
Proceeds from sale of oil and gas properties	3 112	5 674
Proceeds from sale of property, plant and equipment	-	3 543
Net cash used in investing activities	**(4 012 034)**	**(9 582 590)**
Cash flows from financing activities		
Proceeds from issues of equity securities	-	9 466 531
Payment for share issue costs	-	(1 200)
Repayment of borrowings	(48 016)	-
Net cash (used in)/provided by financing activities	**(48 016)**	**9 465 331**
Net decrease in cash and cash equivalents	**(4 608 154)**	**(703 161)**
Cash and cash equivalents at the beginning of the half-year	8 493 536	13 338 619
Effects of exchange rate changes on cash and cash equivalents held in foreign currency	(37 617)	(46 325)
Cash and cash equivalents at end of half-year	**3 847 765**	**12 589 133**

Notes to the condensed consolidated financial statements are included on pages 14 to 15.

FIRST AUSTRALIAN RESOURCES LIMITED
Notes to the Financial Statements
For the half-year ended 30 June 2008

1. Significant Accounting Policies

Statement of compliance
The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 134 *Interim Financial Reporting.* Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting.* The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Basis of preparation
The condensed consolidated financial statements have been prepared on the basis of historical cost except, where applicable, for the revaluation of certain non-current assets and financial instruments. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2007 annual financial report for the year ended 31 December 2007, unless otherwise described herein.

Adoption of new and revised Accounting Standards
In the current period, the Consolidated Entity has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for annual reporting periods beginning on or after 1 January 2008. The adoption of these new and revised Standards and Interpretations has not resulted in any changes to the Consolidated Entity's accounting policies or in the amounts reported in the current or prior financial years.

2. Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons.

Geographically, the consolidated entity operates in Australia, the United States of America, Canada, China and Senegal. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment results are classified in accordance with their use within geographic segments regardless of legal entity ownership.

Half-year ended 30 June 2008

	Australia	USA	Canada	China	Senegal	Total
	$	$	$	$	$	$
Revenue						
Oil and gas sales	-	1 437 686	-	-	-	1 437 686
Other revenue	1 000	-	-	-	-	1 000
Total segment revenue	1 000	1 437 686	-	-	-	1 438 686
Unallocated						186 300
Consolidated						1 624 986
Segment result	(2 007 932)	(423 506)	-	(1 844 434)	-	(4 275 872)
Unallocated						(271 880)
Eliminations						1 000 737
Consolidated						(3 547 015)

Half-year ended 30 June 2007

	Australia	USA	Canada	China	Senegal	Total
	$	$	$	$	$	$
Revenue						
Oil and gas sales	-	847 176	-	-	-	847 176
Other revenue	31 202	-	-	-	-	31 202
Total segment revenue	31 202	847 176	-	-	-	878 378
Unallocated						329 685
Consolidated						1 208 063
Segment result	(1 229 284)	(447 090)	-	(3 454)	(2 895)	(1 682 723)
Unallocated						(121 530)
Eliminations						-
Consolidated						(1 804 253)

3. Revenue

	Half-year ended	
	30 June 2008 $	30 June 2007 $
Oil & gas sales revenue	1 437 686	847 176
Interest revenue	186 300	329 685
Other revenue	1 000	31 202
Total Revenue	1 624 986	1 208 063

4. Borrowings

	30 June 2008 $	31 December 2007 $
Current:		
Secured loans – loan facility	415 541	505 091
Unsecured loans – convertible notes	5 167 997	5 001 706
	5 583 538	5 506 797

7,700,000 10% convertible notes were issued in February 2006 at an issue price of $0.70 per note. Each note carries a coupon rate of 10 percent payable quarterly in arrears and is convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The Notes are quoted on the ASX. Unconverted notes mature at 70 cents on 31 January 2009. Any unconverted notes will not be repaid until 31 January 2009.

5. Issue of equity securities

During the period, the Company issued 6,000,000 unlisted options in lieu of consultancy fees. The options are exercisable at 14 cents on or before 1 March 2011. Option pricing models adopted by the Company for accounting purposes have valued these options at $252,000. The financial effect of this event has been recognised in the current period. At the date of this report, none of these options have been exercised.

Subsequent to the period end 52,225,000 ordinary shares have been issued under a share placement and share purchase plan raising funds of $4,178,000 before costs. Refer to note 7 below for further details.

6. Contingencies and commitments

During the period the Parent Company entered into an agreement to provide a guarantee of $21,473 in respect of the rent of office premises. This guarantee is supported by a security deposit of $21,473.

There have been no other changes to the contingent liabilities reported in the annual financial report for the year ended 31 December 2007.

7. Subsequent events

Subsequent to the period end the Company allotted 38,750,000 ordinary shares at an issue price of 8 cents per share, raising $3,100,000 before costs.

In addition, the Company successfully completed a share purchase plan which resulted in the allotment of a further 13,475,000 ordinary shares at an issue price of 8 cents per share, raising $1,078,000 before costs.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

END